

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

July 30, 2019

Barbara Chan
Director
Aegerion Pharmaceuticals, Inc.
1800 - 510 West Georgia Street
Vancouver, BC V6B 0M3 Canada

>   **Re: Aegerion Pharmaceuticals, Inc.**
>   **Application for Qualification of Indenture on Form T-3**
>   **Filed July 18, 2019**
>   **File No. 022-29077**

Dear Ms. Chan:

This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

Refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the application.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Healthcare & Insurance

cc: Russell L. Leaf, Esq.